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Pan American Silver Reports Continued Exploration Success at La Colorada

Vancouver, B.C. - Aug. 1, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) today announced results from the exploration drilling completed over the past three months at its 100% owned La Colorada skarn discovery in Mexico.

“We are very pleased with the outstanding recent drill results at La Colorada, which further define the skarn mineralization,” said Christopher Emerson, Pan American's Vice President Business Development and Geology. “In particular, drillholes U-51 and U-46 indicate the high concentration of base metal and silver sulphides over large widths. The drill holes now cover a horizontal area of about 600 metres by 300 metres, delineating skarn and manto zones that are still open laterally and at depth.”

Drill highlights include:

•	U-51-19: 114.0 m at 109 g/t Ag, 0.38% Cu, 1.66% Pb and 3.80% Zn

•	including 58.2 m at 158 g/t Ag, 0.59% Cu, 2.57% Pb and 5.08% Zn

•	U-46-19: 126.0 m at 55 g/t Ag, 0.22% Cu, 3.79% Pb and 6.56% Zn

•	and 32.9 m at 74 g/t Ag, 0.44% Cu, 5.38% Pb and 10.29% Zn

•	U-42-19: 214.2 m at 40 g/t Ag, 0.17% Cu, 1.24% Pb and 2.78% Zn

•	including 38.3 m at 75 g/t Ag, 0.33% Cu, 3.35% Pb and 3.54% Zn

•	U-37-19: 45.8 m at 28 g/t Ag, 0.11% Cu, 1.93% Pb and 3.94% Zn

•	and 18.1 m at 36 g/t Ag, 0.08% Cu, 3.16% Pb and 3.71% Zn

•	U-35-19: 82.6 m at 41 g/t Ag, 0.3% Cu, 0.92% Pb and 3.96% Zn

•	U-29-19: 18.8 m at 67 g/t Ag, 0.23% Cu, 1.48% Pb and 4.53% Zn

•	U-22-19*: 104.7 m at 42 g/t Ag, 0.05% Cu, 0.84% Pb and 3.88% Zn

•	and 15.1 m at 64 g/t Ag, 0.28% Cu, 2.01% Pb and 5.85% Zn
* Continuation of partial results from hole U-22-19 disclosed in news release dated May 8, 2019.

During the second quarter of 2019, drilling activity on the skarn target increased with four drill rigs operating underground and three drill rigs on surface. More than 11,300 metres of infill and step-out drilling was completed, bringing the total metres drilled to date to over 31,000 metres. The drill results define a polymetallic mineralized skarn system starting 300 metres below the current production level of the La Colorada mine. Each drill hole has intersected multiple mineralized horizons and veins with varying widths. Additionally, drill holes U-37, 42, 46 and 53 all intersected mineralized hydrothermal breccia, a previously unknown mineralizing event.

Over the remainder of 2019, Pan American plans to complete a 50,000 metre drill program and review the results of a 12 kilometre magnetotellurics geophysics survey undertaken at the La Colorada mine to better define the skarn footprint limits and the location of higher concentrations of sulphides. Pan American plans to provide an initial resource estimate of the skarn discovery in late 2019.

Pan American first announced the La Colorada exploration discovery on October 23, 2018, and provided additional drill results on February 21, 2019 and May 8, 2019.

PAN AMERICAN SILVER CORP. 1

A summary of the recent drill results is provided in the following table(1)(2). The previously released drill results are not included in this table.

Please see our website at: https://www.panamericansilver.com/operations/advanced-stage/la-colorada/ to view cross sections, plan and images of the mineralized core.

Drill hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Cu %	Pb %	Zn %
U-22-19	798.5	903.2	104.7	42	0.05	0.84	3.88
and	964.3	979.4	15.1	64	0.28	2.01	5.85
U-23-19	444.9	480.9	36.0	83	0.15	0.98	2.59
and	499.0	520.8	21.8	80	0.52	0.86	1.89
and	547.3	558.0	10.7	61	0.19	0.98	2.03
U-29-19	95.9	98.8	2.8	1,240	0.34	1.70	2.32
and	472.4	491.2	18.8	67	0.23	1.48	4.53
S-30-19	758.7	761.9	3.1	92	0.35	6.67	7.22
and	1,025.8	1,029.0	3.3	53	0.10	5.62	11.30
and	1,203.0	1,213.2	10.2	10	0.15	0.01	7.52
S-34-19	893.4	897.7	4.3	92	0.51	1.52	10.67
and	1,491.9	1,497.1	5.2	120	0.99	0.28	5.73
U-35-19	458.3	488.7	30.4	26	0.11	2.83	5.06
and	509.9	535.5	25.6	78	0.07	3.07	3.48
and	601.9	609.1	7.1	22	0.08	2.22	7.02
and	629.4	636.4	7.0	57	0.23	2.46	7.83
and	651.1	733.7	82.6	41	0.30	0.92	3.96
U-37-19	949.9	968.0	18.1	36	0.08	3.16	3.71
and	1,030.8	1,076.5	45.8	28	0.11	1.93	3.94
incl.	1,063.4	1,076.5	13.2	54	0.21	4.43	8.20
U-39-19	45.3	45.7	0.5	1,386	0.28	1.61	5.67
and	54.7	55.1	0.5	3,786	0.40	0.77	1.26
U-42-19	691.7	756.2	64.6	17	0.09	1.28	2.77
and	864.8	1,079.0	214.2	40	0.17	1.24	2.78
incl.	886.3	914.1	27.9	56	0.22	1.16	4.91
incl.	1,040.7	1,079.0	38.3	75	0.33	3.35	3.54
U-46-19	327.7	331.4	3.7	51	0.33	3.23	8.46
and	367.7	372.2	4.5	70	0.45	0.83	5.91
and	459.6	492.5	32.9	74	0.44	5.38	10.29
and	533.4	659.4	126.0	55	0.22	3.79	6.56

PAN AMERICAN SILVER CORP. 2

Drill hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Cu %	Pb %	Zn %
U-51-19	177.0	177.9	0.8	756	0.12	15.40	17.84
and	230.3	231.0	0.8	398	0.06	1.64	0.70
and	309.9	319.2	9.3	60	0.05	4.37	4.56
and	328.6	338.9	10.3	37	0.06	2.43	3.22
and	395.6	509.6	114.0	109	0.38	1.66	3.80
incl.	403.6	461.8	58.2	158	0.59	2.57	5.08
U-53-19	222.2	228.5	6.3	105	0.44	2.67	5.76
and	351.4	360.7	9.3	96	0.35	0.97	6.16
and	518.0	528.1	10.1	31	0.23	2.10	4.28
(1) The exploration drilling, sampling, and analytical data have been reviewed, verified, and compiled by Pan American’s geology staff under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, who is a Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(2) True widths of the mineralized intervals are unknown at this time.

General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. Samples from drill hole U-22-19 and U-23-19  given in this news release were prepared and assayed using fire assay with gravimetric finish for gold by Bureau Veritas in Hermosillo, Mexico and by acid digestion with ICP finish for silver, lead, zinc, and copper in their Vancouver, Canada laboratory. Samples from U-26-19  to U-53-19 and partial samples from U-22-19 were prepared and assayed by SGS in Durango, Mexico using fire assay with gravimetric finish for gold, and by acid digestion with ICP finish for silver, lead, zinc, and copper. Pan American implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratories.  The results of the QAQC samples submitted to SGS and Bureau Veritas demonstrate acceptable accuracy and precision.  The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, who is a Qualified Person for the purposes of NI 43-101.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 3

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated exploration and development programs at the Company’s La Colorada properties, together with the nature of exploration activities and timing thereof, the mineral discovery and exploration results of such programs, and our expectation and timing of establishing resource information based on such programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the La Colorada mine are received in a timely manner; our ability to secure and maintain the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

PAN AMERICAN SILVER CORP. 4